U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          NOTIFICATION OF LATE FILING

                                  FORM 12b-25

SEC File Number  0-15266                 Cusip Number  09057G 60 2
               ----------------------                -------------

                                  [Check One]
     x Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

                  For the Period Ended:  October 31, 1997

                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended

            Read Instructions [on back page] Before Preparing Form.
                             Please Print or Type
        Nothing in  this  form  shall  be   constructed  to  imply  that  the
           Commission has verified any information contained herein

        If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:


PART I - REGISTRANT INFORMATION
Full Name of Registrant:    Bio-Reference Laboratories, Inc.
Former Name if Applicable:
Address of Principal Executive Office [Street and Number]: 481 Edward H. Ross Drive

City, State and Zip Code:    Elmwood Park, New Jersey 07407

PART II - RULES 12b-25[b] and [c]
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                          [Check box if appropriate]

      [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[ x ][b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ x ][c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.



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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. The Company has been pursuing additional financing along with preparing necessary analysis for the disposal of certain assets of the Gencare operations. PART IV - OTHER INFORMATION
    [1] Name and telephone number of person to contact in regard to this notification

                 Sam Singer                        201             791-2600
                   [Name]                      [Area Code]      [Telephone No.]

    [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].[ x ] Yes [ ] No



    [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ x ] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Bio-Reference Laboratories, Inc.
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 26, 1998                         By: /s/ Sam Singer
     ----------------------------------            --------------
                                                   Sam Singer, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violation  [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers - This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. The Company has been pursuing additional financing along with preparing necessary analysis for the disposal of certain assets of the Gencare operations. PART IV - OTHER INFORMATION
    [1] Name and telephone number of person to contact in regard to this notification

                 Sam Singer                        201             791-2600
                   [Name]                      [Area Code]      [Telephone No.]

    [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].[ x ] Yes [ ] No



    [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ x ] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Bio-Reference Laboratories, Inc.
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 26, 1998                         By:
                                                   --------------------------
                                                   Sam Singer, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violation  [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers - This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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                                                                 EXHIBIT A

                             MOORE STEPHENS, P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS
                        340 NORTH AVENUE EAST, SUITE 6
                        CRANFORD, NEW JERSEY 07016-2461






                                          January 26, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

       We are retained by Bio-Reference Laboratories, Inc. as independent certified public accountants to report on the financial statements at October 31, 1997 and for fiscal year then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Due to the extensive period of time, and the related delay in developing data for the financial statements, we will not have sufficient time to complete our audit by January 29, 1998 which is the required filing date for the Company's annual report, without unreasonable effort and expense.

                                          Very truly yours,




                                          MOORE STEPHENS, P.C.




















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                        BIO-REFERENCE LABORATORIES, INC.

                     PART IV[3] - NARRATIVE FOR FORM 12B-25


                                                          October 31,
                                                  1 9 9 7             1 9 9 6
                                                [Estimated]

Net Revenues                                   $ 38,600,000        $ 35,125,878

Costs of Services                              $(19,300,000)       $(18,136,395)

Gross Profit                                   $ 19,300,000        $ 16,989,483

General and Administrative Expenses            $(17,400,000)       $(15,793,247)

Non-Recurring Gain                             $  2,000,000        $          -

Other Income [Expenses]                        $   (850,000)       $   (552,416)

Income Tax [Expense] Benefit                   $    100,000        $    (51,862)

Net Income                                     $  3,150,000        $    591,958



Explanation:

The Company recorded a non-recurring gain from the sale of intangible assets.



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